UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K



          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                  For the fiscal year ended: December 31, 2008

                                       OR

        [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)OF THE SECURITIES
                              EXCHANGE ACT OF 1934

              For transition period from __________ to ___________

                         Commission file number 1-13648

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 Balchem Corporation 401(k)/Profit Sharing Plan

                  B. Name of the issuer of the securities held
                   pursuant to the plan and the address of its
                           principal executive office:

                               Balchem Corporation
                              52 Sunrise Park Road
                                   PO Box 600
                              New Hampton, NY 10958

                              REQUIRED INFORMATION

Financial Statements:

4. In lieu of requirements of Items 1-3, audited financial statements and schedules prepared in accordance with the requirements of ERISA for the plan's fiscal year ended December 31, 2008 are presented herein.

Exhibits:

Exhibit No. 23 - Consent of MCGLADREY & PULLEN, LLP, Independent Registered Public Accounting Firm

                                  EXHIBIT INDEX

Exhibit No.                            Exhibit Description
-----------                            -------------------

23                                     Consent of MCGLADREY & PULLEN, LLP

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



Date: June 25, 2009                           BALCHEM CORPORATION
                                              401(k)/Profit Sharing Plan

                                              By:     Balchem Corporation,
                                                      Plan Administrator

                                              By:/s/ Dino A. Rossi
                                              ----------------------------------
                                                      Dino A. Rossi, President,
                                                      Chief Executive Officer

                                              By:/s/ Francis J. Fitzpatrick
                                              ----------------------------------
                                                      Francis J. Fitzpatrick,
                                                      Chief Financial Officer

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN

                              Financial Statements
                            and Supplemental Schedule

                           December 31, 2008 and 2007

         (With Report of Independent Registered Public Accounting Firm)

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN


                                Table of Contents


                                                                            Page

Report of Independent Registered Public Accounting Firm                     1

Statements of Net Assets Available for Benefits                             2

Statement of Changes in Net Assets Available for Benefits                   3

Notes to Financial Statements                                               4

Supplemental Information

Schedule H, Part IV, Line 4(i) - Schedule of Assets (Held at End of Year)   13

             Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Balchem Corporation 401(k)/Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Balchem Corporation 401(k)/Profit Sharing Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/  McGladrey & Pullen, LLP
New York, New York
June 25, 2009

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN
                 Statements of Net Assets Available for Benefits
                           December 31, 2008 and 2007


                                                         2008          2007
                                                     -----------   -----------
Assets:
    Investments at fair value (note 3)               $18,204,319   $19,042,843
    Receivables:
       Employer contribution                             516,291       470,212
       Participant contributions                              --        38,367
       Interest                                               --         1,442
                                                     -----------   -----------
               Total assets                          $18,720,610   $19,552,864
                                                     ===========   ===========


See accompanying notes to financial statements.

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN
            Statement of Changes in Net Assets Available for Benefits
                          Year ended December 31, 2008


                                                                        2008
                                                                   ------------
Addition to net assets attributed to:
    Investment income:
       Interest                                                    $    151,778
       Dividends                                                         28,821
                                                                   ------------
                                                                        180,599
                                                                   ------------
    Contributions:
       Participant                                                    1,441,349
       Employer                                                         865,731
                                                                   ------------
                                                                      2,307,080
                                                                   ------------
               Total additions                                        2,487,679
                                                                   ------------
Deductions from net assets attributed to:
    Net depreciation in fair value of investments (note 3)           (2,971,284)
    Benefits paid to participants                                      (330,473)
    Fees                                                                 (3,671)
    Other, net                                                          (14,505)
                                                                   ------------
               Total deductions                                      (3,319,933)
                                                                   ------------
               Net decrease in net assets available for benefits       (832,254)
Net assets available for benefits at beginning of year               19,552,864
                                                                   ------------
Net assets available for benefits at end of year                   $ 18,720,610
                                                                   ============

See accompanying notes to financial statements.

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN
                          Notes to Financial Statements
                           December 31, 2008 and 2007

         Note 1 - Description of the Plan

         The following description of the Balchem Corporation 401(k)/Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         General

         The Plan is principally a participant directed, defined contribution plan covering all active employees of Balchem Corporation (the Company) who have 60 days of service, as defined, and are 18 years of age or older, except those that are currently covered by a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         The Company pays administrative and record keeping fees for the Plan. Plan participants are required to pay fees for participant loans and certain brokerage fees for transactions pertaining to investments in Balchem Corporation Common Stock.

         Contributions

         Each year, participants may contribute up to 75% of pretax annual compensation, as defined in the Plan. Such amounts may be limited by the maximum amounts allowed under Internal Revenue Service regulations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The employer matching contributions equal 35% of each participant's elected contribution and the Company may make discretionary profit-sharing contributions at the option of the Company's Board of Directors. Matching contributions are made in Balchem Corporation Common Stock on a monthly basis based upon the closing price of the stock on the last trading day of each month and are subject to the vesting schedule described below. Included in employers' contribution receivable as of December 31, 2008 and 2007 were discretionary Company profit sharing contributions made in February 2009 and March 2008 for the 2008 and 2007 plan years totaling $497,246, and $447,420, respectively.

         Participant Accounts

         Each participant's account is credited with the participant's contribution and allocations of the Company's matching contributions and plan earnings or losses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN
                          Notes to Financial Statements
                           December 31, 2008 and 2007

         Vesting

         Participants are 100% vested in their contributions (including rollovers) and discretionary Company profit sharing contributions, plus actual earnings or losses thereon. Vesting in the Company contribution portion of their accounts plus actual earnings or losses thereon is based on years of continuous service, as defined. A participant becomes 100% vested after two years of service, except for employees hired as part of certain acquisitions, whose prior credited service is used in determining the vested portion of such matching contributions.

         Investment Options

         Upon enrollment in the Plan, participants may direct employee contributions to the various investment options administered by Prudential Retirement Insurance and Annuity Company ("PRIAC") and a maximum of 10% of a participant's contribution to Balchem Corporation Common Stock Fund. Employer matching contributions are made in Company stock and are directed to the Balchem Corporation Common Stock Fund (see Schedule 1). Discretionary contributions are made from the Company's cash reserves.

         Participant Loans

         Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan terms extend up to five years or in excess of five years for the purchase of a primary residence. The loans are secured by the balance in the participants' accounts and bear interest at a fixed rate based on the prime rate plus 2% at the time of loan origination and range from 6% to 10.25% at December 31, 2008.

         Payment of Benefits

         On termination of service, a participant may receive a lump sum amount equal to the vested value of his or her account, or upon death, disability or retirement, the participant may elect to receive annual installments over a period not to exceed the participant's lifetime, or the joint lifetime of the participant and the participant's spouse, or an annuity contract.

         Effective March 28, 2005, the threshold for involuntary distribution of vested accrued benefits was reduced from $5,000 to $1,000.

         Income (Loss) Allocations

         Investment income (loss) for an accounting period shall be allocated to participants' accounts in proportion to the total of their respective account balances at the beginning of such accounting period plus any contributions or loan repayments credited to the account during the period.

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN
                          Notes to Financial Statements
                           December 31, 2008 and 2007

         Forfeited Accounts

         Forfeited balances of terminated participants' non-vested accounts as of the last day of the plan year are allocated to all active participant accounts. The amount allocated to active participants in 2008 was $32,736. The Forfeiture accounts non-vested balance at December 31, 2008 totaled $24,342.

         Note 2 - Summary of Accounting Policies

         Basis of Accounting

         The financial statements of the Plan are presented on the accrual basis of accounting.

         Risks and Uncertainties

         The assets of the Plan at December 31, 2008 and 2007 are primarily financial instruments which are monetary in nature. Accordingly, interest rates and market fluctuations have a more significant impact on the Plan's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index.

         The investments are subject to risk conditions of the individual investments' objectives, the stock market, interest rates, economic conditions, world affairs and, in the case of the Balchem Corporation Common Stock Fund, the results of operations and other risks specific to Balchem Corporation.

         Investment Valuation and Income Recognition

         The Plan's investments are stated at fair value. Pooled Separate Accounts (PSA's) fair value is determined by a per unit value for the number of units held by the Plan at year end, much like a mutual fund, whose value is the result of the accumulated values of the underlying investments. This is based on information reported by the trustee using the audited financial statements of the PSA's at year end. The Guaranteed Income Fund is stated at contract value, which approximates fair value. Common stocks are valued based upon quoted market prices. Participant loans are valued at their outstanding balances, which approximate fair value.

         As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP requires the Statement of Net Assets Available for Benefits to present the fair value of the Plan's investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts, and the Statement of Changes in Net Assets Available for Benefits to be prepared on a contract value basis for the fully benefit-responsive investment contracts.

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN
                          Notes to Financial Statements
                           December 31, 2008 and 2007

         The Guaranteed Income Fund is recorded at contract value, which approximates fair value. Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract values for credit risk of contract issues or otherwise. The average yield was approximately 3.40% for 2008 and 3.55% for 2007. The crediting interest rate for these guaranteed funds is reset semiannually by the issuer but cannot be less than zero and was 3.40% and 3.55% at December 31, 2008 and 2007, respectively.

         Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex dividend date.

         Payment of Benefits

         Benefits are recorded when paid.

         Use of Estimates

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that could affect the reported amounts of net assets at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

         Recent Accounting Pronouncements

         In April 2009, the FASB issued FASB Staff Position No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly ("FSP FAS 157-4"). FSP FAS 157-4 supersedes FSP FAS 157-3 and amends SFAS 157 to provide additional guidance on estimating fair value when the volume and level of activity for the asset or liability have significantly decreased in relation to normal market activity for the asset or liability. FSP FAS 157-4 also provides additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities in meeting the disclosure requirements of SFAS 157. FSP FAS 157-4 is effective for reporting periods ending after June 15, 2009. Plan management is currently evaluating the effect that the provisions of FSP FAS 157-4 will have on the Plan's financial statements.

         In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162"), which is intended to improve financial reporting by identifying the sources of accounting principles and the consistent framework, or hierarchy, for selecting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP for nongovernmental entities. SFAS 162 will be effective 60 days after the U.S. Securities and Exchange Commission approves the Public Company Accounting Oversight

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN
                          Notes to Financial Statements
                           December 31, 2008 and 2007

         Board's amendments to AU section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles". SFAS 162 is not expected to have a material impact on the Plan's financial statements.

         In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("FAS 157") effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. This statement increases consistency and comparability in fair value measurements and expands disclosures about fair value measurements. Effective January 1, 2008, the Plan adopted SFAS 157 for its financial assets and liabilities. The adoption had no significant impact on the Plan's net assets available for benefits as of December 31, 2008 or changes in net assets available for benefits for the year ended December 31, 2008. See Note 3 for further discussion on SFAS 157 Fair Value Measurements. In February 2008, FASB Staff Position No. 157-2 deferred the effective date of FAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The Company is currently evaluating the provisions of FASB Staff Position No. 157-2.

         Note 3 - Investments

         Fair Value Measurements
         In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("FAS 157") effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. This statement increases consistency and comparability in fair value measurements and expands disclosures about fair value measurements. FAS 157 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN
                          Notes to Financial Statements
                           December 31, 2008 and 2007

         -----------------------------------------------------------------------
         Level 1          Inputs  to  the valuation  methodology  are unadjusted
                          quoted prices for identical  assets or  liabilities in
                          active  markets  that  the  Plan  has the  ability  to
                          access.
         -----------------------------------------------------------------------
         Level 2          Inputs to the valuation methodology include:
                                   Quoted prices for similar assets or liabilities in active markets; Quoted prices for identical or similar assets or liabilities in inactive markets; Inputs other than quoted prices that are observable for the asset or liability; Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

                          If   the   asset   or   liability   has  a   specified
                          (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
         -----------------------------------------------------------------------
         Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
         -----------------------------------------------------------------------

         The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

         The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

         Balchem Corporation Common Stock: Valued at the closing price as quoted on the Nasdaq Global Market on the last business day of the Plan year and is classified as a Level 1 investment.

         Pooled Separate Accounts: Valued at a per unit value for the number of units held by the Plan at year end, much like a mutual fund, whose value is the result of the accumulated values of the underlying investments and are classified as Level 2 investments.

         Guaranteed Income Fund: Valued at contract value, which approximates fair value and is classified as a Level 2 investment.

         Participant  loans:  Valued  at  their  outstanding   balances,   which
         approximate fair value and are classified as Level 3 investments.

         The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN
                          Notes to Financial Statements
                           December 31, 2008 and 2007

         The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2008:

                  Assets at Fair Value as of December 31, 2008

                                                Level 1      Level 2      Level 3      Total
                                               -------------------------------------------------
         Common Stock of Balchem Corporation   $6,857,301                           $ 6,857,301

         Pooled Separate Accounts                            7,355,821                7,355,821

         Guaranteed Income Fund                              3,462,395                3,462,395

         Participant Loans                                                528,802       528,802
                                               -------------------------------------------------
         Total Assets at Fair Value            $6,857,301  $10,818,216   $528,802   $18,204,319
                                               =================================================

         The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2008:

                                       Level 3 Assets
                                Year Ended December 31, 2008

                                                              Participant
                                                                 loans
                                                              -----------
         Balance, beginning of year                           $   436,258
         Purchases, sales, issuances and settlements (net)         92,544
                                                              -----------
         Balance, end of year                                 $   528,802
                                                              ===========

         Investments at December 31, 2008 and 2007 consisted of:

                                                        2008          2007
                                                    -----------   -----------
         Cash equivalents, Guaranteed Income Fund   $ 3,462,395   $ 2,855,419
         Pooled separate accounts                     7,355,821     9,861,789
         Balchem Corporation Common Stock*            6,857,301     5,889,377
         Participant loans                              528,802       436,258
                                                    -----------   -----------
                                                    $18,204,319   $19,042,843
                                                    ===========   ===========

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN
                          Notes to Financial Statements
                           December 31, 2008 and 2007

         The following represents investments that represent 5% or more of the Plan's net assets:

                                                        2008         2007
                                                    ----------   ----------
         Balchem Corporation Common Stock*          $6,857,301   $5,889,377
         Cash equivalents, Guaranteed Income Fund    3,462,395    2,855,419
         Dryden S&P 500 Index Fund                   1,763,035    2,454,808
         Prudential Lifetime Balanced Fund           1,039,607    1,160,333
         International Blend/Artio Fund **             693,109    1,077,161
         Janus Advisor Balanced Fund**                 912,961    1,043,855

         * A portion of the Balchem Corporation Common Stock is non-participant directed. ** Did not represent 5% or more of the Plan's net assets at December 31, 2008.

         During  the  year  ended  December  31,  2008,  the  Plan   investments
         (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

         Pooled separate accounts                   $(3,662,266)
         Balchem Corporation Common Stock               690,982
                                                    -----------
                                                    $(2,971,284)
                                                    ===========

         Note 4 - Non-participant directed investments

         Information about the net assets and the significant  components of the
         changes  in  net  assets  relating  to  the  non-participant   directed
         investments are as follows:

                                               2008         2007
                                            ----------   ----------
         Balchem Corporation Common Stock   $5,923,071   $5,082,010
                                            ==========   ==========

                                                               Year ended
                                                           December 31, 2008
                                                           -----------------

         Change in net assets:
              Contributions                                   $   425,075
              Dividends and interest                               28,820
              Net appreciation                                    591,618
              Benefits paid to participants                       (89,923)
              Transfers to participant-directed investments      (114,529)
                                                              -----------
                          Net increase                            841,061
         Net assets at beginning of year                        5,082,010
                                                              -----------
         Net assets at end of year                            $ 5,923,071
                                                              ===========

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN
                          Notes to Financial Statements
                           December 31, 2008 and 2007

         Note 5 - Related-Party Transactions

         As of December 31, 2008 and 2007, the Plan held 275,283 and 263,154 shares of Balchem Corporation common stock, respectively, with a market value of $6,857,301 and $5,889,377 at December 31, 2008 and 2007,
         respectively. Certain Plan investments are shares of various funds managed by Prudential Retirement Insurance & Annuity Company ("PRIAC"). PRIAC is the trustee of the Plan and, therefore, these transactions are considered related-party transactions.

         Note 6 - Plan Termination

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

         Note 7 - Income Tax Status

         The Plan has received a favorable determination letter dated March 22, 1999 from the Internal Revenue Service ruling that it is a qualified plan pursuant to the appropriate section of the Internal Revenue Code
         (IRC) and, accordingly, the earnings of the underlying trust of the Plan are not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualifications. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

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

                                                                                                                          Schedule 1

                                                         BALCHEM CORPORATION
                                                     401(k)/PROFIT SHARING PLAN
                                         Schedule H, Part IV, Line 4(i) - Schedule of Assets
                                                         Held at End of Year
                                                          December 31, 2008



          Identity of issue,                        Description of investments including maturity date,                   Current
   borrower, lessor or similar party                 rate of interest, collateral, par or maturity value                   value
--------------------------------------------  --------------------------------------------------------------------     ------------
Guaranteed Income Fund(1)                     Units of participation in Guaranteed Income Fund -
                                                 97,512 units, $35.51 per unit                                         $  3,462,395
Small Cap Growth / Times Square Fund          Units of participation in Small Cap Growth / Times Square Fund -
                                                 24,119 units, $17.84 per unit                                              430,326
Oppenheimer Global Fund                       Units of participation in Oppenheimer Global Fund -
                                                 8,357 units, $50.55 per unit                                               422,435
Mid-Cap Value / Sub-Advised by                Units of participation in Mid-Cap Value /Sub-Advised by Wellington
       Wellington Management Fund                Management Fund - 10,211 units, $13.11 per unit                            133,900
Mid-Cap Growth / Artisan Partners Fund        Units of participation in Mid-Cap Growth / Artisan Partners Fund -
                                                 44,260 units, $8.25 per unit                                               365,090
Prudential Lifetime Income & Equity Fund(1)   Units of participation in Prudential Lifetime Income & Equity Fund -
                                                 2,256 units, $14.52 per unit                                                32,762
Prudential Lifetime Conservative Fund(1)      Units of participation in Prudential Lifetime Conservative Fund -
                                                 25,679 units, $13.47 per unit                                              345,849
Prudential Lifetime Balanced Fund(1)          Units of participation in Prudential Lifetime Balanced Fund -
                                                 80,739 units, $12.88 per unit                                            1,039,607
Prudential Lifetime Growth Fund(1)            Units of participation in Prudential Lifetime Growth Fund -
                                                 28,910 units, $12.83 per unit                                              371,009
Prudential Lifetime Aggressive Fund(1)        Units of participation in Prudential Lifetime Aggressive Fund -
                                                 8,760 units, $12.25 per unit                                               107,320
Large Cap Growth/Turner                       Units of participation in Large Cap Growth/Turner Investment Fund -
       Investment Fund(1)                        37,522 units, $8.15 per unit                                               305,789
Large Cap Value/AJOFund(1)                    Units of participation in Large Cap Value/AJO Fund -
                                                 20,163 units, $13.13 per unit                                              264,793
Janus Advisor Balanced Fund(1)                Units of participation in Janus Advisor Balanced Fund -
                                                 27,833 units, $32.80 per unit                                              912,961
International Blend / Artio Fund              Units of participation in International Blend / Artio Fund -
                                                 43,159 units, $16.06 per unit                                              693,109
Goldman Sachs Small Cap Value                 Units of participation in Goldman Sachs Small Cap Value
       (Class A) Fund                            (Class A) Fund - 3,677 units, $37.72 per unit                              138,689
Dryden S&P 500 Index Fund(1)                  Units of participation in Dryden S&P 500 Index Fund -
                                                 31,796 units, $55.45 per unit                                            1,763,035
Balchem Corporation Common Stock(1)(2)        Units of participation in Balchem Corporation Common Stock -
                                                 275,283 units, $24.91 per unit                                           6,857,301
Core Plus Bond / Reams Fund                   Units of participation in Core Plus Bond / Reams Fund -
                                                 2,024 units, $14.40 per unit                                                29,147
Participant loans(1)                          Interest rates range from 6.00% to 10.25%                                     528,802
                                                                                                                       ------------
                                                         Total                                                         $ 18,204,319
                                                                                                                       ============
(1)      Parties-in-interest
(2)      The cost basis of the Balchem Corporation Common Stock Fund at December 31, 2008 was $2,385,828

See accompanying report of independent registered public accounting firm.

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